[redacted]

09059034

AB
3/10

SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted] 8-47499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aviva Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Walnut St, Suite 1700
(No. and Street)

Des Moines	IA	50309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Wagoner, CFO — 515-283-3430
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0902-1032605

Oath or Affirmation

I, Kevin Wagoner, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Aviva Securities, LLC as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin Wagoner
CFO

Notary Public

TRACY LINN
Commission Number 732246
My Commission Expires
January 5, 20 11

This report contains:

(x) (a) Facing page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(x) (g) Computation of Net Capital
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(x) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(x) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Aviva Securities, LLC

Financial Statements and Supplemental Information

Years Ended December 31, 2008 and 2007

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2767

Tel: +1 515 243 2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Aviva Securities, LLC

We have audited the accompanying statements of financial condition of Aviva Securities, LLC (an indirect wholly owned subsidiary of Aviva USA Corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviva Securities, LLC at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 21, 2009

0902-1032605

Aviva Securities, LLC

Statements of Financial Condition

	December 31 2008	December 31 2007
Assets		
Cash and cash equivalents	$ **1,115,571**	$ 646,513
Fixed maturity securities, at market (cost: 2008 – $8,192,906; 2007 – $8,188,099)	**7,006,725**	8,001,435
Amounts due from affiliate	**14,467**	1,859
Deferred tax asset	**409,722**	61,708
Other assets	**67,036**	67,656
Total assets	$ **8,613,521**	$ 8,779,171
Liabilities and stockholder's equity		
Liabilities:		
State and federal income taxes payable	$ **139,500**	$ 957,372
Amounts payable to affiliate	**136,518**	–
Total liabilities	**276,018**	957,372
Stockholder's equity:		
Common stock, no par value:		
Authorized, issued, and outstanding – 100 shares	**5,000**	5,000
Additional paid-in capital	**12,132,985**	11,205,492
Accumulated deficit	**(3,800,482)**	(3,388,693)
Total stockholder's equity	**8,337,503**	7,821,799
Total liabilities and stockholder's equity	$ **8,613,521**	$ 8,779,171

See accompanying notes.

Aviva Securities, LLC

Statements of Operations

	Year Ended December 31	
	2008	2007
Revenues		
Broker dealer commission revenue	**$ 306,607**	$ 487,306
Realized and unrealized losses on investments	**(993,150)**	(138,439)
Concession revenue	**27,425**	41,709
Interest income	**466,305**	455,441
	(192,813)	846,017
Expenses		
Broker dealer commission expense	**306,607**	487,306
Salaries and facilities expense	**134,025**	–
Other operating expense	**17,603**	55,898
FINRA refund	**–**	(35,000)
	458,235	508,204
Income (loss) before federal and state income tax expense	**(651,048)**	337,813
Federal and state income tax benefit (expense)	**239,259**	(198,229)
Net income (loss)	**$ (411,788)**	$ 139,584

See accompanying notes.

Aviva Securities, LLC

Statements of Changes in Stockholder's Equity

		Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
Balance at January 1, 2007	$	5,000	$	11,205,492	$	(3,528,277)	$	7,682,215
Net income		–		–		139,584		139,584
Balance at December 31, 2007		5,000		11,205,492		(3,388,693)		7,821,799
Net loss		–		–		**(411,789)**		**(411,789)**
Contributed capital from parent		–		**927,493**		–		**927,493**
Balance at December 31, 2008	**$**	**5,000**	**$**	**12,132,985**	**$**	**(3,800,482)**	**$**	**8,337,503**

See accompanying notes.

Aviva Securities, LLC

Statements of Cash Flows

	Year Ended December 31	
	2008	**2007**
Operating activities		
Net income (loss)	**$ (411,789)**	$ 139,584
Adjustment to reconcile net income (loss) to net cash (used in) provided by operating activities:		
Unrealized losses on investments	**999,517**	142,819
Provision for deferred income taxes	**(348,014)**	(46,363)
Amortization of bond discount	**(4,807)**	(4,380)
Change in:		
Federal and state income taxes payable	**(817,872)**	83,007
Amounts due to/from affiliates	**123,910**	7,859
Other assets	**620**	(924)
Net cash (used in) provided by operating activities	**(458,435)**	321,602
Investment activities		
Purchase of fixed maturities available for sale	–	(1,248,011)
Financing activities		
Capital contribution from parent	**927,493**	–
Net increase (decrease) in cash and cash equivalents	**469,058**	321,602
Cash and cash equivalents at beginning of year	**646,513**	1,572,922
Cash and cash equivalents at end of year	**$ 1,115,571**	$ 646,513
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	**$ –**	$ 242,000

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Aviva Securities, LLC (the Company) is a wholly owned subsidiary of Aviva Life and Annuity Company (ALAC), an indirect wholly owned subsidiary of Aviva USA Corporation. The Company's former parent, Indianapolis Life Insurance Company, merged into ALAC on September 30, 2008. The Company serves as a principal underwriter/distributor for existing variable annuity insurance products. New variable annuity insurance product sales were discontinued in 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fixed Maturity Securities

The Company carries fixed maturity securities at fair value on its statement of financial condition. Unrealized gains and losses in fair value from period to period, as well as realized gains and losses on disposals, are reported as a component of realized and unrealized losses on investments in the statement of operations.

Broker Dealer Commission Revenue and Expense

ALAC pays concession expenses to third-party broker dealers on behalf of the Company. For purposes of financial statement presentation, the Company records broker dealer commission revenue and offsetting broker dealer commission expense to reflect the receipt and payment of these amounts on its behalf.

1. Summary of Significant Accounting Policies (continued)

Concession Revenue

Concession revenue is calculated by taking a specific percentage of all premiums received by IL Annuity.

2. Investments

The Company's fixed maturity securities at December 31, 2008 and 2007, consisted of corporate bonds with amortized cost of $8,192,906 and $8,188,099, respectively; gross unrealized losses of $1,294,866 and $208,564, respectively; gross unrealized gains of $108,685 and $21,900, respectively; and fair value of $7,006,725 and $8,001,435, respectively. The amortized cost and fair value of the securities at December 31, 2008 and 2007, are summarized by stated maturity as follows:

	2008		2007	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
Due in 5 - 10 years:	**$ 5,192,906**	**$ 4,897,425**	$ 4,250,904	$ 4,186,225
Due in 10+ years:	**3,000,000**	**2,109,300**	3,937,195	3,815,210
	$ 8,192,906	**$ 7,006,725**	$ 8,188,099	$ 8,001,435

3. Fair Value

Effective January 1, 2008, the Company adopted the Financial Accounting Standards Board (FASB) Statement No. 157 which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 974,268	$ –	$ –	$ 974,268
Fixed maturity securities	–	7,006,725	–	7,006,725

At December 31, 2008, there were no valuation inputs classified as Level 3.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $7,273,783, which was $7,255,382 in excess of its required net capital of $18,401. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.04 to 1. The net capital rules may effectively restrict the payment of dividends.

5. Related-Party Matters

In 2008, the Company entered into service agreements with Aviva Investors North America, Inc. (AINA), a wholly owned subsidiary of Aviva USA Corporation, and with Inflective Asset Management, LLC (Inflective), a subsidiary of AINA. Under the terms of the agreements, the Company has been appointed and authorized to distribute shares of Hedge Funds offered by AINA and Inflective in return for a commission on the sale of those funds. Accordingly, AINA and Inflective charged the Company for the use of facilities, services, and personnel of its affiliates in the course of serving as a broker-dealer. Personnel costs totaling $108,632, service costs totaling $14,126, building and facility costs totaling $10,290, and supplies and printing costs totaling $977 were charged to the Company in 2008 under the terms of the agreements.

6. State and Federal Income Taxes

The Company is disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of the Company's owner. A provision for income taxes imposed on the Company's owner has been recognized in the financial statements.

At December 31, 2008 and 2007, the Company had a payable of $139,500 and $957,372, respectively, for state and federal income taxes. The settlement of the 2007 current tax liability of $927,493 by the Company's owner has been recognized as a contribution to capital. Upon the settlement of the 2008 current tax liability by the Company's owner, an additional contribution to capital is expected to be recognized.

The Company's effective tax rate was higher than the statutory tax rate of 35% due to the imposition of state income taxes.

6. State and Federal Income Taxes (continued)

The components of the Company's total income tax (benefit) expense for 2008 and 2007, are as follows:

	Year Ended December 31, 2008			Year Ended December 31, 2007		
	Current	**Deferred**	**Total**	**Current**	**Deferred**	**Total**
State	$ (8,800)	$ 10,000	$ 1,200	$ 72,720	$ (10,000)	$ 62,720
Federal	117,555	(358,014)	(240,459)	171,872	(36,363)	135,509
Total	$ 108,755	$ (348,014)	$ (239,259)	$ 244,592	$ (46,363)	$ 198,229

Deferred taxes are the result of unrealized losses on fixed maturity securities.

In June 2006, FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. Interpretation No. 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Interest and penalties accrued on uncertain tax positions are reported separately and not included in tax expense. Effective January 1, 2008, the Company adopted FASB Interpretation No. 48 and did not have any additional tax liabilities for tax positions taken by the Company.

Supplemental Information

Aviva Securities, LLC

Computation of Net Capital – Part IIA

December 31, 2008

Computation of Net Capital

1. Total ownership equity from statement of financial condition		$ 8,337,503
2. Deduct ownership equity not allowable for net capital		–
3. Total ownership equity qualified for net capital		8,337,503
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other deductions or allowable credits		–
5. Total capital and allowable subordinated liabilities		8,337,503
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition		
1. Accounts receivable	$ 14,467	
2. Deferred tax asset	409,722	424,189
7. Other additions and/or allowable credits:		
Deferred tax on unrealized appreciation of investments		–
8. Net capital before haircuts on securities positions		7,913,314
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit, and commercial paper	–	
2. U.S. and Canadian government obligations	–	
3. State and municipal government obligations	–	
4. Corporate obligations	–	
5. Stocks and warrants	–	
6 Options	–	
7. Arbitrage	–	
8. Other securities	552,142	
D. Undue concentration	87,389	
E. Other		
10. Net capital		$ 7,273,783

Aviva Securities, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 18,401
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		18,401
14. Excess net capital (line 10 less 13)		7,255,382
15. Excess net capital at 1000% (line 10 less 10% of line 19)		7,246,181

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition		276,018
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	–
C. Other unrecorded amounts		
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		–
19. Total aggregate indebtedness		$ 276,018
20. Percentage of indebtedness to net capital (line 19 ÷ by line 10)		4%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

Aviva Securities, LLC

Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2008

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
    - A. (k)(1) – Limited business (mutual funds and/or variable annuities only) ____X____
    - B. (k)(2)(A) – "Special Account for the Exclusive Benefit of customers" maintained __________
    - C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm________________. __________
    - D. (k)(3) – Exempted by order of the Commission

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2767

Tel: +1 515 243 2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Aviva Securities, LLC

In planning and performing our audit of the financial statements of Aviva Securities, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 21, 2009

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Aviva Securities, LLC
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public
Accounting Firm